

Mail Stop 4628

August 9, 2016

John F. Gehring
Vice President
Lamb Weston Holdings, Inc.
222 W. Merchandise Mart Plaza
Suite 1300
Chicago, IL 60654

> **Re: Lamb Weston Holdings, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed July 13, 2016**
> **File No. 1-37830**

Dear Mr. Gehring:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement filed as Exhibit 99.1

Summary, page 1

1.   Please provide us with supplemental support for industry and market statistics, including objective substantiation for each statement here and in your business section that describes your competitive position in your industry and your leadership position. For example, we note your statement on pages 1 and 63 that you are "the number one supplier of value-added frozen potato products" and your statement on pages 2 and 63 that you are "the North American frozen potato category leader." Disclose the quantitative metric or metrics used to make such determinations. If you

John F. Gehring
Lamb Weston Holdings, Inc.
August 9, 2016
Page 2

      do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it.

2.   Please revise to indicate that all subjective statements in your filing represent management's belief. As one example, you state on page 2 that you have "developed customer intimacy with [y]our key accounts over time through a focus on world-class customer service and customer-focused innovation."

Risk Factors, page 13

3.   We note that you plan to enter into several related party agreements with ConAgra Foods, Inc., including the Separation and Distribution Agreement, Employee Matters Agreement, Transition Services Agreement, and Trademark License Agreement. Please include risk factor disclosure specifically addressing the fact that these agreements were not negotiated on an arm's length basis and describing the risks arising from any conflicts of interest in negotiating and performing under the agreements, or tell us why you believe such disclosure is not material.

Our future debt may limit cash flow available . . . , page 19

4.   Please revise to disclose the amount and material terms of the debt that you expect to incur in connection with the spinoff.

 Our business relies on a potato crop . . . , page 19

5.   You state here that the European growing regions for the necessary potatoes are concentrated in "Northwestern Europe." Additionally, in the last risk factor on page 20 you indicate that you source potatoes from various countries abroad and that severe weather conditions may affect potato crop performance. Please disclose the specific country or countries where the growing regions are located or tell us why this disclosure is not material. As applicable, please revise your "Raw Materials" disclosure on page 67.

Management's Discussion and Analysis, page 45

6.   Please include an overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

- Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties for certain of your products and services; and
- Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Results of Operations, page 48

7.   In various places in your MD&A, you attribute the change in reported amounts to multiple factors without indicating the amount contributed by each factor. For example, you state "Global net sales increased as a result of strong growth domestically, driven by organic growth and new business with major chains, as well as internationally due to the lapping of the West Coast labor dispute in the year ago period, the full-year impact of fiscal 2015 new business, additional new channel penetration in Mexico, and organic and ramp-up growth in China." Revise the analysis of your operating results to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Refer to Item 303(a)(3) of Regulation S-K and FRC 501.04.

8.   Please separately discuss and quantify the factors impacting your cost of goods sold from period to period, rather than limiting your discussion solely to that of the broader "product contribution margin" metric.

Liquidity and Capital Resources, page 54

Cash Flows, page 55

9.   Please describe your material commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(a)(2)(i) of Regulation S-K. For example, please discuss the "significant plant expansions and improvements" that you reference in the third full paragraph of page 55.

Obligations and Commitments, page 56

10.   In footnote 1 to your tabular summary of contractual obligations, you note that the
        Purchase obligations line item "[e]xcludes purchase commitments under potato
        supply agreements due to uncertainty of pricing and quantity." As this information is
        available and disclosed on page F-23, please revise the footnote to disclose the
        amount you paid under the terms of the potato supply agreement during fiscal 2016
        (once available), 2015, and 2014 or provide a cross-reference to page F-23.

Critical Accounting Estimates, page 58

11.   The disclosures of your critical accounting policies and estimates appear to be more
        descriptive of the accounting policies utilized, rather than any specific uncertainties
        underlying your estimates. Please revise your disclosures to address the material
        implications of the uncertainties that are associated with the methods, assumptions
        and estimates underlying your critical accounting estimates. Specifically, you should
        provide the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the
                variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the estimate
                or underlying assumptions have been in the past.

        (c)   An analysis of your specific sensitivity to change based on outcomes that are
                reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Key Business Strengths, page 63

12.   We note the compound annual growth rate for the sale of frozen processed potatoes and the general reference to industry-wide, export volumes of frozen potatoes internationally. Please provide us with supplemental support for the industry and market statistics in this section.

Business, page 63

Industry Segments and Geographical Financial Information, page 65

Global, page 65

13.   You state here and elsewhere that McDonald's Corporation and its affiliates accounted for approximately 12% of your combined net sales for fiscal 2016. Please file your sales agreement with McDonald's Corporation, or provide your analysis as to why you are not required to do so under Item 601(b)(10) of Regulation S-K.

Relationship with ConAgra after the Spinoff, page 70

Agreements between ConAgra and Us, page 70

14.   Please revise to clarify whether the indemnification provisions you reference are subject to any cap.

Management, page 74

15.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the decision that he or she is suited to serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Agreement with Significant Stockholder, page 74

16.   We note that ConAgra has entered into a cooperation agreement with one of its significant stockholders, JANA Partners LLC, pursuant to which JANA Partners has the right to designate two individuals to your board of directors. It appears that you will have a beneficial interest in this agreement. As such, please file the agreement with your registration statement on Form 10 pursuant to Item 601(b)(10)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 77

17.   Please amend to include your Compensation, Discussion and Analysis disclosure.
        Refer to Item 402 of Regulation S-K.

Combined Financial Statements

Notes to Combined Financial Statements, page F-8

Note 7. Variable Interest Entities, page F-16

18.   Disclosure indicates that you have a 49.99% interest in Lamb Weston BSW, LLC
        ("Lamb Weston BSW"), a potato processing venture with Ochoa Ag Unlimited
        Foods, Inc. ("Ochoa"). Lamb Weston BSW is deemed to be a variable interest entity,
        and as you are the primary beneficiary, the financial results of Lamb Weston BSW
        are consolidated. Please provide us with your accounting analysis of this
        arrangement. In your response, please cite the relevant authoritative accounting
        guidance.

19.   We note the non-controlling interest in Lamb Weston BSW is subject to a put option,
        which is recorded a $41.6 million liability as of May 31, 2015. On a supplemental
        basis, please provide us with additional information to support your accounting
        treatment as a liability versus equity. In your response, tell us how you considered
        the guidance of FASB ASC 480 and ASC 810-10-45-15 through 17A.

Note 15. Pension Benefits, F-26

20.   We note your disclosure here and within Critical Accounting Estimates, which states
        employee-related benefits have been recorded in the financial statements as though
        you participated in a multiemployer pension plan. However, you also disclose the
        proportionate share of the pension costs that are directly attributable to Lamb Weston
        have been recorded in the financial statements. Please clarify how you have
        accounted for these expenses in your financial statements. In your response, please
        tell us whether you expect the Lamb Weston employees will continue to participate in
        the plans of ConAgra Foods after the spinoff.

Note 19. Business Segments and Related Information, F-28

21.   Please expand your disclosure and tell us in more detail about the factors used to
        identify your reportable segments, address your internal organizational structure, and
        identify the types of products from which each reportable segment derives its
        revenues. Your revised disclosure should explain your basis for organization. For

John F. Gehring
Lamb Weston Holdings, Inc.
August 9, 2016
Page 7

example, the differences among your segments are currently unclear. Specifically, your disclosure states the Global reporting segment includes restaurant chains and international customers comprised of foodservice distributors and retailers, and does not explain why these operations are not included within your Foodservice and Retail reporting segments. Refer to FASB ASC 280-10-50-21.

22.   Expand your current disclosure to define product contribution margin. In your revised disclosure, please identify and describe the "other selling, general and administrative expenses" reconciling line item to clarify how you calculate the reportable segment measure of profit or loss. Refer to FASB ASC 280-10-50-31.

23.   Disclose the revenues from external customers for each product or each group of similar products. Refer to FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources